# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Energean PLC/ADR, CIK 0001999157
CUSIP: 29280E109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 44 Baker Street 3rd floor, Accurist Hous, London, United Kingdom (X0), W1U 7AL
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001415912

## Reporting persons
- Migdal Insurance & Financial Holdings Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: All Reporting Person's holdings are via its direct or indirect subsidiaries.
- Migdal Insurance Company Ltd.: type of reporting person: insurance company (IC); citizenship or place of organization: Israel (L3); member of a group; sole voting power 229,729; shared voting power 0; sole dispositive power 229,729; shared dispositive power 0; aggregate amount beneficially owned 229,729 (0.1% of the class)
- Migdal Sal Domestic Equities: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 15,910,535; shared voting power 0; sole dispositive power 15,910,535; shared dispositive power 0; aggregate amount beneficially owned 15,910,535 (8.7% of the class)
  Comment: The shares are held for members of the public through, among others, provident funds, pension funds and insurance policies, which are managed by Reporting Person. This Schedule 13G shall not be construed as an admission by the Reporting Person that it is the beneficial owner thereof.
- Migdal Mutual Funds Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 1,411,349; shared voting power 0; sole dispositive power 1,411,349; shared dispositive power 0; aggregate amount beneficially owned 1,411,349 (0.8% of the class)
  Comment: The shares are held for members of the public through mutual funds which are managed by Reporting Person. This Schedule 13G shall not be construed as an admission by the Reporting Person that it is the beneficial owner thereof.

## Item 1. Issuer
Name of issuer: Energean PLC/ADR
Address of issuer's principal executive offices: 44 Baker Street 3rd floor, Accurist Hous, London, United Kingdom, W1U 7AL

## Item 2. Person Filing
Name of person filing: Migdal Insurance & Financial Holdings Ltd.
Address of principal business office or, if none, residence: 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.
Citizenship: Israeli public company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,551,613
Percent of class: 9.57
Sole power to vote or to direct the vote: 17,551,613
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,551,613
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
The following wholly owned, direct and indirect subsidiaries of the filing person are the reporting persons:

1. Migdal Insurance Company ltd. is an Israeli insurance company.
2. Migdal Sal Domestic Equities is registered partnership owned by Migdal Insurance Company ltd. and its wholly owned subsidiary; and acting as an investment SPE used for the beneficiaries of pension and provident funds and life insurance policies managed by Migdal Insurance Company ltd. and its wholly owned subsidiary.
3. Migdal Mutual Funds ltd. manages mutual funds.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Migdal Insurance & Financial Holdings Ltd: /s/ Erez Migdali, Erez Migdali / CIO (02/13/2025)
- Migdal Insurance & Financial Holdings Ltd: /s/ David Saban, David Saban / CFO (02/13/2025)
- Migdal Insurance Company Ltd.: /s/ Erez Migdali, Erez Migdali / CIO (02/13/2025)
- Migdal Insurance Company Ltd.: /s/ David Saban, David Saban / CFO (02/13/2025)
- Migdal Sal Domestic Equities: /s/ Erez Migdali, Erez Migdali / CIO (02/13/2025)
- Migdal Sal Domestic Equities: /s/ David Saban, David Saban / CFO (02/13/2025)
- Migdal Mutual Funds Ltd.: /s/ Sigal Fishbain, Sigal Fishbain / COO (02/13/2025)